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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 2)*

                                The Pantry, Inc.
--------------------------------------------------------------------------------
                                 (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    698657103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[X]       Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)
                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103


--------------------------------------------------------------------------------
1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).


   J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital
   Investors, LLC) and as successor in interest of Chase Manhattan Capital, LLC) 13-3986302
-------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)


    (a) -----------------------------------------------------------------------

    (b) -----------------------------------------------------------------------

-------------------------------------------------------------------------------
3. SEC Use Only
-------------------------------------------------------------------------------
4. Citizenship or Place of Organization   Delaware
-------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          1,936,014
  Beneficially Owned    -------------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:          -------------------------------------------------------
                           7.     Sole Dispositive Power     1,936,014
                        -------------------------------------------------------
                           8.     Shared Dispositive Power


-------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person   1,936,014
-------------------------------------------------------------------------------
 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
-------------------------------------------------------------------------------
 11. Percent of Class Represented by Amount in Row (9)       10.7%
-------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)
-------------------------------------------------------------------------------
OO
 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


 ...............................................................................


-------------------------------------------------------------------------------

SEC 1745 (3-98)

                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103




PRELIMINARY NOTE:
The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person and the sale by the reporting person of 31,000 shares of the Issuer's Common Stock.

ITEM 1.

        (A)      NAME OF ISSUER:
                 ---------------

                 The Pantry, Inc.

        (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 ------------------------------------------------
                 1801 Douglas Drive
                 Sanford, North Carolina  27330

ITEM 2.

        (A)      NAME OF PERSON FILING:
                 ----------------------

                 J.P. Morgan Partners (23A SBIC), LLC

                 Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

        (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE:
                 -------------------------------------------------

                 1221 Avenue of the Americas
                 New York, New York  10020

        (C)      CITIZENSHIP:

                 Delaware

        (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):
                 ----------------------------------------

                 Common Stock

        (E)      CUSIP NUMBER:

                 698657103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                 Not applicable.

ITEM 4.  OWNERSHIP

        (A)      AMOUNT BENEFICIALLY OWNED:

                 1,936,014


        (B)      PERCENT OF CLASS:

                 10.7% (as of December 31, 2001)

SEC 1745 (3-98)

                               Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103



        (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                 --------------------------------------------

                 (i)      1,936,014
                 (ii)     Not applicable.
                 (iii)    1,936,014
                 (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person and Baseball Partners, another stockholder of the Issuer, are Parties to a Stockholders Agreement (the "Stockholders Agreement") containing provisions regarding the voting, acquisition and disposition of the Issuer's securities held by Baseball Partners, including a proxy to vote such securities and restrictions on Baseball Partners ability to transer such securities. As a result of the Stockholders Agreement, the Reporting Person and Baseball Partners may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, (the "Exchange Act") as amended. Neither this Schedule 13G nor anything contained herein shall be construed as an admission that the Reporting Person constitute a "person" or "group" under Section 13(d) of the Exchange Act. The Reporting Person disclaims any beneficial ownership interest in the securities owned by Baseball Partners that may be attributable to the Reporting Person as a result of such provisions.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                 Not applicable.

ITEM 10. CERTIFICATION

                 Not applicable


SEC 1745 (3-98)

                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

                             J.P. MORGAN PARTNERS (23A SBIC), LLC

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                   its Managing Member



                             By:  /s/ JEFFREY C. WALKER
                                 -------------------------------------------
                                  Name:  Jeffrey C. Walker
                                 Title:  President

















SEC 1745 (3-98)

                               Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103




                                  EXHIBIT 2(A)
                                  -------------

ITEM 2.  IDENTITY AND BACKGROUND.

                  This  statement is being filed by J.P.  Morgan  Partners  (23A
SBIC), LLC (formerly known as CB Capital Investors, LLC and as successor in interest of Chase Manhattan Capital, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A
SBIC) is engaged in the venture capital and leveraged buyout business. The managing member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

                  JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

                  Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.










SEC 1745 (3-98)

                               Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.
                  ---------------------------------------------
                             EXECUTIVE OFFICERS(1)

President                                                     Jeffrey C. Walker*
Executive Vice President                                      Mitchell J. Blutt, M.D.*
Executive Vice President                                      Arnold L. Chavkin*
Executive Vice President                                      John M.B. O'Connor*
Managing Director                                             Dr. Dana Beth Ardi*
Managing Director                                             John R. Baron*
Managing Director                                             Christopher C. Behrens*
Managing Director                                             David S. Britts*
Managing Director                                             Julie Casella-Esposito*
Managing Director                                             Jerome Colonna*
Managing Director                                             Rodney A. Ferguson*
Managing Director                                             David L. Ferguson*
Managing Director                                             David Gilbert*
Managing Director                                             Eric A. Green*
Managing Director                                             Michael R. Hannon*
Managing Director                                             Donald J. Hofmann, Jr. *
Managing Director                                             W. Brett Ingersoll*
Managing Director                                             Alfredo Irigoin*
Managing Director                                             Andrew Kahn*
Managing Director                                             Jonathan R. Lynch*
Managing Director                                             Thomas G. Mendell*
Managing Director                                             Stephen P. Murray*
Managing Director                                             Timothy Purcell*
Managing Director                                             Faith Rosenfeld*
Managing Director                                             Robert R. Ruggiero, Jr. *
Managing Director                                             Susan L. Segal*
Managing Director                                             Kelly Shackelford*
Managing Director                                             Shahan D. Soghikian*
Managing Director                                             Patrick J. Sullivan*
Managing Director                                             Timothy J. Walsh*
Managing Director                                             Richard D. Waters, Jr. *
Managing Director                                             Damion E. Wicker, M.D.*
Managing Director                                             Eric R. Wilkinson*
Senior Vice President                                         Marcia Bateson*
Senior Vice President and Assistant Secretary                 Mounir Nahas*
Senior Vice President and Assistant Secretary                 Stephen Skoczylas*
Senior Vice President, Treasurer and Assistant Secretary      Elisa R. Stein*
Vice President and Assistant Secretary                        Jeffrey Glatt*
Vice President and Assistant Secretary                        Puneet Gulati*
Vice President and Assistant Secretary                        Sandra King*
Vice President and Assistant Secretary                        Scott Kraemer*
Secretary                                                     Anthony J. Horan**
Assistant Secretary                                           Robert C. Caroll**
Assistant Secretary                                           Denise G. Connors**



------

(1) Each of whom is a United States citizen except for Messr. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)


                               Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103



                                   DIRECTORS(1)
                               ------------------
                               Jeffrey C. Walker*


------

(1) Each of whom is a United States citizen except for Messr. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.








SEC 1745 (3-98)

                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103




                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK
                            ------------------------
                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
      Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr.*
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                  DIRECTORS(1)
                                  ------------

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Hans W. Becherer                Retired Chairman of the Board and
                                Chief Executive Officer
                                Deere & Company
                                One John Deere Place
                                Moline, IL 61265
-------------------------------------------------------------------------------
Riley P. Bechtel                Chairman and Chief Executive Officer
                                Bechtel Group, Inc.
                                P.O. Box 193965
                                San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
Frank A. Bennack, Jr.           President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York  10019
-------------------------------------------------------------------------------

--------


(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Princpal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)

                               Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103





                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Lawrence A. Bossidy             Chairman of the Board
                                Honeywell International
                                P.O. Box 3000
                                Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
M. Anthony Burns                Chairman of the Board
                                Ryder System, Inc.
                                3600 N.W. 82nd Avenue
                                Miami, Florida  33166
-------------------------------------------------------------------------------
H. Laurence Fuller              Retired Co-Chairman
                                BP Amoco p.l.c.
                                1111 Warrenville Road, Suite 25
                                Chicago, Illinois  60563
-------------------------------------------------------------------------------
Ellen V. Futter                 President and Trustee
                                American Museum of Natural History
                                Central Park West at 79th Street
                                New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III            President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia  22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.        Chairman of the Board and Chief
                                  Executive Officer
                                J.P. Morgan Chase & Co.
                                270 Park Avenue, 8th Floor
                                New York, New York  10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                                New York, New York  10036
-------------------------------------------------------------------------------
Lee R. Raymond                  Chairman of the Board and Chief Executive
                                  Officer
                                Exxon Mobil Corporation
                                5959 Las Colinas Boulevard
                                Irving, TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                Chairman of the Board
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey  07940
-------------------------------------------------------------------------------
Lloyd D. Ward                   Chief Executive Officer
                                U.S. Olympic Committee
                                One Olympic Plaza
                                Colorado Springs, CO  80909
-------------------------------------------------------------------------------
Marina v.N. Whitman             Professor of Business Administration and
                                  Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------



SEC 1745 (3-98)

                               Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103

                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.
                             -----------------------
                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi*
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
    Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr.*
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                  DIRECTORS(1)
                                  ------------

                                PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                           BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Hans W. Becherer                  Retired Chairman of the Board and
                                  Chief Executive Officer
                                  Deere & Company
                                  One John Deere Place
                                  Moline, IL 61265
-------------------------------------------------------------------------------
Riley P. Bechtel                  Chairman and Chief Executive Officer
                                  Bechtel Group, Inc.
                                  P.O. Box 193965
                                  San Francisco, CA 94119-3965
-------------------------------------------------------------------------------
Frank A. Bennack, Jr.             President and Chief Executive Officer
                                  The Hearst Corporation
                                  959 Eighth Avenue
                                  New York, New York  10019
-------------------------------------------------------------------------------

-----

(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)

                              Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER: The Pantry, Inc.                                  CUSIP NO.:  698657103




                                  PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                             BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
Lawrence A. Bossidy               Chairman of the Board
                                  Honeywell International
                                  P.O. Box 3000
                                  Morristown, NJ 07962-2245
-------------------------------------------------------------------------------
M. Anthony Burns                  Chairman of the Board
                                  Ryder System, Inc.
                                  3600 N.W. 82nd Avenue
                                  Miami, Florida  33166
-------------------------------------------------------------------------------
H. Laurence Fuller                Retired Co-Chairman
                                  BP Amoco p.l.c.
                                  1111 Warrenville Road, Suite 25
                                  Chicago, Illinois  60563
-------------------------------------------------------------------------------
Ellen V. Futter                   President and Trustee
                                  American Museum of Natural History
                                  Central Park West at 79th Street
                                  New York, NY 10024
-------------------------------------------------------------------------------
William H. Gray, III              President and Chief Executive Officer
                                  The College Fund/UNCF
                                  9860 Willow Oaks Corporate Drive
                                  P.O. Box 10444
                                  Fairfax, Virginia  22031
-------------------------------------------------------------------------------
William B. Harrison, Jr.          Chairman of the Board and Chief Executive
                                    Officer
                                  J.P. Morgan Chase & Co.
                                  270 Park Avenue, 8th Floor
                                  New York, New York  10017-2070
-------------------------------------------------------------------------------
Helene L. Kaplan                  Of Counsel
                                  Skadden, Arps, Slate, Meagher & Flom LLP
                                  Four Times Square
                                  New York, New York  10036
-------------------------------------------------------------------------------
Lee R. Raymond                    Chairman of the Board and Chief Executive
                                     Officer
                                  Exxon Mobil Corporation
                                  5959 Las Colinas Boulevard
                                  Irving, TX 75039-2298
-------------------------------------------------------------------------------
John R. Stafford                  Chairman of the Board
                                  American Home Products Corporation
                                  5 Giralda Farms
                                  Madison, New Jersey  07940
-------------------------------------------------------------------------------
Lloyd D. Ward                     Chief Executive Officer
                                  U.S. Olympic Committee
                                  One Olympic Plaza
                                  Colorado Springs, CO  80909
-------------------------------------------------------------------------------
Marina v.N. Whitman               Professor of Business Administration
                                    and Public Policy
                                  The University of Michigan
                                  School of Public Policy
                                  411 Lorch Hall, 611 Tappan Street
                                  Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------



SEC 1745 (3-98)

                              Page 12 of 12 Pages